Exhibit 3.1

RULES OF PROCEDURE FOR THE ADMINISTRATIVE BOARD

Spark Networks SE (the “Company”, together with its affiliates according to Sections 15 et. seq. of the German Stock Corporation Act (Aktiengesetz; “AktG”), the “Group”) has a one-tier board system with an administrative board (Verwaltungsrat) according to Art. 43 para 1 sentence 1 of the Council Regulation (EC) no. 2157/2001 of October 8, 2001 on the Statute of a European Company (SE) (“SE-VO”) in conjunction with Sections 22 et. seq. of the German SE Implementation Act (SE-Ausführungsgesetz; “SEAG”) (the “Administrative Board”).

The Administrative Board unanimously adopts the following rules of procedure for the Administrative Board (the “Rules of Procedure”):

§ 1 General Provisions

1.1	The Administrative Board shall direct the Company, establish the general principles of its business and supervise their implementation by the managing directors (geschäftsführende Direktoren) (the “Managing Directors”). The Administrative Board is entitled to issue instructions in accordance with § 3.7 in text form to the entirety of the Managing Directors or to individual Managing Directors.

1.2	The Administrative Board has the responsibilities as stipulated by statutory law, the articles of association of the Company (the “Articles of Association”) and these Rules of Procedure.

1.3	Only those persons shall be nominated for election to the Administrative Board who have the knowledge, ability and professional experience needed to perform their duties. The Company’s international operations, potential conflicts of interest as well as diversity considerations shall also be taken into account. Each Administrative Board member (each a “Board Member” and, collectively, the “Board Members”) shall ensure that she/he disposes of sufficient time for performing her/his mandate of the Administrative Board. Persons nominated for election to the Administrative Board shall not be older than 70 years at the time of their election to the Administrative Board. The Board Members as a whole (insgesamt) shall be familiar with the sector in which the Company operates. At least, one Board Member shall have expert knowledge as regards financial statements and reporting, accounting and auditing, with two other members having sufficient knowledge concerning statements and reporting, accounting and auditing to be members of the Audit Committee.

1.4	Furthermore, additional targets for the composition of the Administrative Board pursuant to resolutions of the Administrative Board, as amended from time to time, shall be complied with in relation to the nomination of persons for election to the Administrative Board.

1.5	The Administrative Board shall regularly review the efficiency of its operations.

1.6	All Board Members are elected by the General Meeting of Shareholders.

1.7	All Board Members are subject to statutory confidentiality obligations in accordance with Sections 116, 93 of the AktG in conjunction with Article 51 and Article 49 of the SE-VO. A breach of these confidentiality duties may result in the termination of that Board Member’s term of office.

§ 2 Chairman, Vice-Chairmen

2.1	Subsequent to the election of the Administrative Board at a General Meeting of Shareholders, the Administrative Board shall meet without the requirement of a separate convocation. At this meeting, the Administrative Board shall elect one Chairman and one or more Vice-Chairmen from among its members. The terms of office as Chairman and Vice-Chairman shall correspond to their terms of office as Administrative Board members, unless the terms are shortened on the occasion of the election.

2.2	If the Chairman or a Vice-Chairman withdraws from this office prematurely, the Administrative Board shall immediately conduct a new election.

2.3	The Vice-Chairman or each of the Vice-Chairmen shall have the same special powers conferred to the Chairman by statutory law, the Articles of Association and these Rules of Procedure to the extent statutory law, the Articles of Association or these Rules of Procedure do not provide otherwise. In case the Chairman and the Vice-Chairmen are not able to fulfill their tasks, the oldest in age of the remaining members of the Administrative Board shall fulfill these tasks for the duration of the hindrance; this also applies as long as neither a Chairman nor a Vice-Chairman is appointed.

2.4	The Chairman shall be in charge of the co-operation between the Administrative Board and the Managing Directors as set forth in § 6 below.

§ 3 Meetings and Resolutions

3.1	Unless stipulated otherwise in this § 3, the provisions of the Articles of Association on meetings and resolutions of the Administrative Board shall apply.

3.2	Meetings of the Board shall take place at least every third month. Meetings are convened by the Chairman. They must be convened if required for the welfare of the Company. Meetings shall also be convened at the request of a Board Member if the purpose and reason for such meeting is stated.

3.3	Draft resolutions on agenda items should be announced sufficiently in advance of the meeting to enable absent Board Members to cast their vote by other means of communication as stipulated by the Chairman.

3.4	The Chairman can cancel or postpone a convened meeting at his discretion.

3.5	The Chairman shall chair the meetings. He shall appoint the minute-taker and decide on whether to call in experts and other informants for consultation on individual agenda items.

3.6	Managing Directors who are not Board Members shall take part in the meetings if requested by the Chairman.

3.7	All instructions that shall be issued to the Managing Directors must be passed by a resolution of the Administrative Board.

3.8	Board Members who participate in the meeting via telephone or video conference shall count as being present unless determined otherwise by the Chairman prior to the meeting. Absent Board Members can vote at a meeting by giving their vote in writing to another Board Member to be handed over at the meeting.

3.9	The Chairman shall prepare and execute the resolutions of the Administrative Board and its committees.

§ 4 Minutes

4.1	Minutes of the Administrative Board meetings and resolutions shall be prepared in English unless the use of the German language is required for legal reasons. The Chairman shall sign the minutes and send copies to all Board Members.

4.2	The minutes shall at least state the date and the venue of the Administrative Board meeting, the Board Members present, the agenda, the essence of what was negotiated during the meeting and the resolutions adopted by the Administrative Board.

4.3	Resolutions adopted outside of Board meetings shall be recorded by the Chairman. The Chairman shall sign these records and send copies to all Board Members.

4.4	The wording of resolutions passed by the Administrative Board may be recorded at the meeting and signed directly by the Chairman as part of the minutes. If resolutions are recorded in the meeting as an extra part of the minutes, such extra part of the minutes may only be objected to during the meeting.

4.5	The minutes shall be approved by the Administrative Board in the next regular meeting.

4.6	The validity of the resolutions adopted by the Administrative Board shall not be affected if the provisions of this § 4 are not complied with.

§ 5 Committees

5.1	The Administrative Board may establish committees from among its members.

5.2	The Administrative Board may, to the extent permitted by law, assign to the committees the responsibility to take decisions in place of the Administrative Board as a whole. However, in this case, the Administrative Board as a whole shall retain the right to take the decision instead of the competent committee at any time.

5.3	Each committee shall have at least three members. The committee members shall be appointed for the period of office as Board Member. In appointing committee members, account shall be taken of the particular professional qualifications and potential conflicts of interest of individual members of the Board. Unless otherwise provided by law, by the Articles of Association or by these Rules of Procedure, the Administrative Board shall appoint one member of the committee to chair the committee.

5.4	The casting vote of the Chairman does not apply to resolutions of a committee.

5.5	The Chairman of each committee may consult members of the Administrative Board who do not sit on the committee.

5.6	A committee has a quorum, if at least half of the committee members participate in the decision-taking; provided that, in any case, a committee has a quorum only if at least three committee members participate in the decision-taking.

5.7	Subject to the provisions of this § 5, the provisions set out in these Rules of Procedure concerning the Administrative Board shall apply mutatis mutandis to the committees of the Administrative Board except for § 3.1 sentence 1, if and to the extent, this application does not conflict with statutory provisions or the Articles of Association.

5.8	The Administrative Board shall be notified of the work and the outcomes of the deliberations in the committees in text form without undue delay.

§ 6 Presiding and Nominating Committee

6.1	The Administrative Board shall establish a Presiding and Nominating Committee.

6.2	The Presiding and Nominating Committee shall consist of at least three members appointed by the Administrative Board and, to the extent required by the rules of the NYSE American LLC, each of whom are determined by the Administrative Board to be independent in accordance with such rules.

6.3	The Presiding and Nominating Committee shall coordinate the work of the Administrative Board and prepare Administrative Board meetings. It proposes suitable candidates to the Administrative Board for election proposals to the General Meeting of Shareholders.

6.4	The Presiding and Nominating Committee shall prepare the decisions of the Administrative Board concerning personnel, in particular, decisions with respect to the appointment, dismissal and remuneration of the Managing Directors as well as the conclusion, amendment and annulment of their employment contracts, and shall consult regularly on long-term succession planning for the Managing Directors, taking into consideration the management plans of the Company.

6.5	The Presiding and Nominating Committee shall be authorized to decide on the following issues:

(a)	Editing the Articles of Association with respect to their wording (Fassung);

(b)	Acts of legal significance concerning Managing Directors pursuant to Section 41 para. 5 of the SEAG except for those which cannot be delegated to a committee pursuant to Section 34 para. 4 sentence 2 of the SEAG;

(c)	Consenting to a Managing Director exercising other functions pursuant to Section 40 para. 7 of the SEAG in conjunction with Section 88 of the AktG;

(d)	Granting loans to the persons defined in Sections 89, 115 of the AktG in conjunction with Section 40 para. 7 and Section 38 para. 2 of the SEAG, respectively;

(e)	Approving contracts with members of the Administrative Board pursuant to Section 114 of the AktG in conjunction with Section 38 para. 2 of the SEAG.

6.6	To the extent required by the rules of the NYSE American LLC, the Presiding and Nominating Committee shall operate under a written charter approved by the full Administrative Board.

§ 7 Audit Committee

7.1	The Administrative Board shall establish an Audit Committee.

7.2	The Audit Committee shall consist of at least three members appointed by the Administrative Board, each of whom has been determined by the Administrative Board to be independent in accordance with the rules of the NYSE American LLC and under the rules of the U.S. Securities and Exchange Commission (the “SEC”) applicable to audit committee members. At least one member of the Audit Committee shall qualify as specialist within the meaning of Section 100 para. 5 of the AktG in conjunction with Section 34 para. 4 sentence 5 of the SEAG. At least one member of the Audit Committee shall be financially literate and shall be considered an “audit committee financial expert” under the rules of the SEC, and shall have accounting or related financial management expertise as determined by the Administrative Board. The members of the Audit Committee as a whole shall be familiar with the sector in which the Company operates. In appointing committee members, account shall be taken of the particular professional qualifications and potential conflicts of interest of individual Board Members.

7.3	The Administrative Board appoints a Chairman of the Audit Committee. The Chairman shall have specialist knowledge and experience in the application of accounting principles and internal control processes. The Audit Committee should neither be chaired by the Chairman of the Administrative Board nor by a (former) Managing Director of the Company, whose office as Managing Director ended less than two years ago. Furthermore, the Chairman of the Audit Committee should be an independent member of the Administrative Board.

7.4	The Audit Committee shall perform its duties in compliance with the laws, the Articles of Association and these Rules of Procedure. These duties include, in particular:

(a)	The preparation of the decisions of the Administrative Board regarding the adoption of the financial statements to be prepared by the Company;

(b)	The supervision of the accounting, the accounting process, the efficiency of the internal control system, the risk management, the internal revision, compliance and internal audit;

(c)	The preparation of the Administrative Board’s proposal for the election of the auditor, the instruction of the auditor as well as the supervision of the independence of the auditor and the additional services rendered by the auditor; and

(d)	The supervision of the audit of financial statements.

7.5	The Audit Committee shall be authorized to decide on the instruction of the auditor of the Company to perform audits and the conclusion of the underlying agreements with the auditor, in particular, on the applicable fees.

7.6	To the extent required by the rules of the NYSE American LLC, the Audit Committee shall operate under a written charter approved by the full Administrative Board.

§ 8 Cooperation with the Managing Directors

8.1	The Chairman of the Administrative Board shall regularly consult with the Managing Directors, in particular, with the Chief Executive Officer (chairman of the Managing Directors) on the implementation of the Group’s strategy, business development and risk management in the ordinary course of business.

8.2	The Managing Directors shall comply with their statutorily specified duties to report to the Administrative Board and to the Chairman of the Administrative Board, in particular, according to Section 40 para. 6 of the SEAG in conjunction with Section 90 of the AktG. In particular, the Chairman of the Administrative Board shall be informed by the Managing Directors regularly, promptly and fully on all enterprise relevant issues of planning, business development, situation of risk, risk management and compliance, in particular, on all discrepancies between the ordinary course of business and the plans and targets drawn up, stating the reasons for this. The Chief Executive Officer informs the Chairman of the Administrative Board about significant events of particular importance within the Group.

8.3	As a rule, reports from the Managing Directors shall be submitted in text form and in the English language. Documents required for adopting resolutions shall be provided to the members of the Administrative Board in as timely a manner as possible prior to the meeting and/or adoption of the resolutions. Without prejudice to the requirements of law, where time is of the essence the Managing Directors may comply with their reporting duties orally, to ensure that the Administrative Board is informed in a timely manner.

8.4	If the Chairman of the Administrative Board is concurrently a Managing Director, the Vice-Chairman of the Administrative Board takes the place of the Chairman of the Administrative Board for the purposes of consultation pursuant to para. 8.1 and information pursuant to para. 8.2. If the Vice-Chairman of the Administrative Board is also concurrently a Managing Director, the Administrative Board has to name a member not appointed as Managing Director who takes the place of the Chairman of the Administrative Board for the purposes of consultation pursuant to para. 8.1 and information pursuant to para. 8.2.

8.5	The Managing Directors are obliged to obtain the prior approval of the Administrative Board for measures and transactions set out in Annex 1 to this Rules of Procedure.

§ 9 Confidentiality and Conflicts of Interests; Miscellaneous

9.1	All Board Members are subject to confidentiality obligations according to applicable law. The Board Members have to ensure that employees they involve in their tasks and duties adhere to such confidentiality obligations.

9.2	Members of the Administrative Board are bound to pursue the Company’s best interests. No member of the Administrative Board may pursue personal interest in its decisions or use its personal benefit business opportunities intended for the Company or a company of the Group. Each member of the Administrative Board shall disclose to the Chairman of the Administrative Board conflicts of interest, especially those that may result from performing a consulting function or holding a board position for clients, suppliers, creditors or other business partners.

9.3	All transactions between the Company or a company of the Group on the one hand and a Board Member or persons or companies related with such Board Member on the other hand shall comply with the usual standards for the industry and shall be undertaken on normal market terms.

9.4	If one or several provisions of these Rules of Procedure are or will become invalid in whole or in part, the validity of the remaining parts of the Rules of Procedure remains unaffected.

The Administrative Board adopted these Rules of Procedure on November 1, 2017. They are to take effect immediately.

____________________________

David Khalil
Sole member of the Administrative Board

Annex 1

Measures and Transactions Requiring the Administrative Board’s Approval

1)	The approval of the Administrative Board (or, as applicable, its competent committee) is required for:

a)	Adopting the annual budget planning for the Group for the coming business year (production, turnover, personnel, investment, financing as well as profit and loss planning) (the "Budget Planning"; see § 9 para. (1) a) of the Articles of Association);

b)	Other transactions or measures for which the consent of the Administrative Board is required by law or the Articles of Association;

c)	The acquisition or disposal of business parts and/or enterprises, interests in companies and parts of companies by the Group, provided the consideration or, absent a specific consideration, the fair market value of the relevant assets or participations exceeds EUR 3,000,000 per individual case. This approval requirement shall not apply to mere reorganization measures within the Group;

d)	Spending for additions to fixed assets (Investitionen in das Anlagevermögen), if the relevant expenditure is not included in the projections of the Budget Planning for the respective year as approved by the Administrative Board and is in excess of EUR 500,000 per individual case or in excess of EUR 2,500,000 in the aggregate within the respective financial year;

e)	Other transactions with a transaction value in excess of EUR 3,000,000 per individual case;

f)	Instruction of the auditor of the Company with non-audit services;

g)	The acquisition, disposal, encumbrance or development of real estate with a transaction value in excess of EUR 500,000 per individual case or in excess of EUR 1,000,000 in total per financial year;

h)	The conclusion of real estate lease agreements with a rent exceeding EUR 500,000 p.a. (excluding VAT) or, cumulated over the term of the agreement, EUR 1,000,000 per individual case;

i)	Incurrence of financial obligations in excess of EUR 500,000 per individual case or in excess of EUR 1,000,000 in total per financial year, except for purposes of replacing financial obligations already in existence;

j)	Adopting a policy and implementation controls related to hedging by entering into any derivatives, foreign exchange contracts, swaps, options or similar financial instruments, except to the extent relating to customary currency and/or interest hedging in conjunction with the operative business;

k)	Transactions between the Company or a company of the Group on the one hand and a Managing Director or persons or companies related with such Managing Director on the other hand (unless the Company is represented vis-à-vis the Managing Directors by the Administrative Board);

l)	Transactions between the Company or a company of the Group on the one hand and a Board Member or persons or companies related with such Board Member on the other hand;

m)	Adopting virtual stock option plans for executives other than the Managing Directors of the Company.

2)	The measures and transactions listed in para. 1) above are also subject to the approval of the Administrative Board (or, as applicable, its competent committee) if they are undertaken by a company of the Group included in the Company’s scope of consolidation (Konsolidierungskreis).

3)	Measures or transactions specifically addressed in the Budget Planning as approved by the Administrative Board do not require a separate approval of the Administrative Board under para. 1) and para. 2) above, unless the relevant measure or transaction exceeds in terms of value/amount the amount or limit provided for such measure or transaction in the approved Budget Planning.